UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 13)*


                                  EXOLON-ESK COMPANY
          _________________________________________________________________
                                   (Name of Issuer)


                        Common Stock $1.00 Par Value Per Share
          _________________________________________________________________
                            (Title of Class of Securities


                                     302101 10 0
                             ____________________________
                                    (CUSIP Number)


                                 Patrick W.E. Hodgson
                                  2025 Walden Avenue
                 Cheektowaga, New York  14225 (Phone: (716) 683-2250)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    JUNE 11, 1997
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement. __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 13

          CUSIP NO. 302101 10 0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Patrick W.E. Hodgson

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       98,008
          BY EACH REPORTING        NOTE: This number of shares is
          PERSON WITH              determined as follows:  77,424 shares of
                                   $1.00 par value common stock currently
                                   owned by the Reporting Person plus an
                                   additional 20,584 shares of $1.00 par
                                   value common stock if the 18,297 shares
                                   of Series A Preferred Stock currently
                                   owned by the Reporting Person were
                                   converted to $1.00 par value common
                                   stock.

                         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              98,008 (See note in Row 7)

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               98,008 (See note in Row 7).

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.50%

               NOTE: This percentage is based on the number of shares outstanding determined as follows: 481,995 shares of $1.00 par value common stock currently outstanding plus an additional 20,584 shares of $1.00 par value common stock which would be outstanding if the 18,297 shares of Series A Preferred Stock currently owned by the Reporting Person were converted to $1.00 par value common stock.

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 13

          CUSIP NO. 302101 10 0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       50,900
          BY EACH REPORTING
          PERSON WITH

                              8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              50,900

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,900

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.56%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   AMENDMENT NO. 13

                                          TO

                                     SCHEDULE 13D

                                  EXOLON-ESK COMPANY


                    The statement on Schedule 13D relating to shares of Common Stock, $1.00 par value per share ("Shares"), of Exolon-ESK Company (the "Issuer") filed by Patrick W.E. Hodgson, et al. (the "Reporting Persons"), with the Securities and Exchange Commission on September 23, 1991 (the "Original Schedule 13D"), as amended on December 27, 1991, January 9, 1992, March 3, 1992, May 5, 1992, June 8, 1992, July 30, 1992, August 14, 1992, August 28,
          1992, March 31, 1993, December 7, 1994, February 6, 1995 and on April 5, 1995 (the Original Schedule 13D as amended by the foregoing amendments is referred to herein as the "Schedule 13D"), is hereby further amended as set forth below. Information contained in the Schedule 13D which is not specifically amended below is incorporated herein by reference.

                    Two of the Reporting Persons in the Schedule 13D (Patrick W.E. Hodgson and First Carolina Investors, Inc.) purchased additional Shares of the Issuer. The Shares purchased by Patrick W.E. Hodgson are held by Cinnamon Investments Ltd. ("Cinnamon") which is described in Item 2 of the Original
          Schedule 13D.


          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    [Item 3 of the Schedule 13D is hereby amended as follows to set forth information with respect to the purchase of additional Shares by Cinnamon and First Carolina Investors, Inc.:]

                    The approximate amount of funds used by Cinnamon to acquire additional Shares is $580,832. The approximate amount of funds used by First Carolina Investors, Inc. to acquire additional Shares is $274,700. The foregoing amounts do not include acquisition of Shares previously reported. Cinnamon and First Carolina Investors, Inc. did not borrow any funds to acquire such Shares.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               [Item 5 is hereby amended to read as follows:]

          (i)  Share Ownership.

               The following table shows the number of Shares beneficially owned by each of the Reporting Persons as of June 17, 1997. Unless otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the Shares indicated as beneficially owned by such person.

                                          Number of Shares      Percent of
          Name of Beneficial Owner      Beneficially Owned       Class (1)

          1.  Patrick W.E. Hodgson (2)              98,008(3)       19.50%(4)

          2.  The Magavern Estate (5)               15,260           3.17%

          3.  Brent D. Baird (6)                     1,300           0.27%

          4.  Aries (7)                             14,000           2.90%

          5.  Bridget B. Baird, as
               trustee of the
               Baird Trust (8)                       9,800           2.03%

          6.  Jane D. Baird                          9,000           1.87%

          7.  The Foundation (8)                     5,700           1.18%

          8.  First Carolina (9)                    50,900          10.56%

          9.  William J. Magavern II,
              individually (10)                      5,000           1.04%

          10.  James L. Magavern,
               individually (11)                     2,000           0.41%
                                                    ______           _____

                                  TOTAL            210,968(3)       41.98%(4)


             (1) Except as otherwise provided, based upon 481,995 Shares outstanding.

             (2) These Shares are held by Cinnamon Investments Ltd., which is described in Item 2 of the Original
                  Schedule 13D.  This amount does not include the
                  Shares held by First Carolina, of which Mr. Hodgson is a director.

             (3) Includes 20,584 Shares based on ownership of 18,297 shares of Series A Preferred Stock.

             (4) Based upon 502,579 Shares outstanding (481,995 plus 20,584 issuable upon conversion of 18,297 shares of Series A Preferred Stock).

             (5) The Magavern Estate is identified in Item 2 of the Original Schedule 13D. William J. Magavern II and James L. Magavern, as two of the three co-executors of the Magavern Estate, share voting and investment power with respect to the Magavern Estate's Shares. See notes (10) and (11) below.

             (6) Does not include the Shares owned by Aries or First Carolina. See notes (7) and (9) below.

             (7) Aries is described in Item 2 of Amendment No. 4. Brent D. Baird, as an officer, director and controlling shareholder of Aries, may be deemed to have shared voting and investment power over the indicated Shares with the other officers, directors and significant shareholders of Aries identified in Amendment No. 4.

             (8)  The Baird Trust and the Foundation are described in
                  Item 2 of the Original Schedule 13D.

             (9) Brent D. Baird, as an officer, director and significant stockholder of First Carolina, may be deemed to have voting and investment power over the indicated Shares.

             (10) This amount does not include the Shares owned by the
                  Magavern Estate, of which Mr. Magavern is a co-executor. See note (5) above.

             (11) This amount does not include the Shares owned by the
                  Magavern Estate, of which Mr. Magavern is a co-executor. See note (5) above.

                  (ii)  Recent Transactions.

                    On June 11, 1997, Cinnamon purchased 20,000 Shares
                  and First Carolina Investors, Inc. purchased 8,000 Shares at a price of $28.00 per Share in a private transaction.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED:  June 19, 1997

                                   Patrick W.E. Hodgson


                                   By:  s/Brian D. Baird
                                        Brian D. Baird*


                                   FIRST CAROLINA INVESTORS, INC.


                                   By: s/Brent D. Baird
                                         Brent D. Baird, Chairman


          *Authorization to sign on behalf of Patrick W.E. Hodgson was provided in a previous filing.